UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            INTERPHARM HOLDINGS, INC.

                    -----------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    460588106
                         ------------------------------
                                 (CUSIP Number)

                                  RAVI SUTARIA
                                 5 PHILLIPS LANE
                           LAKE GROVE, NEW YORK 11755
                                 (631) 952-0214
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies to:

                               DARREN OFSINK, ESQ.
                                GUZOV OFSINK, LLC
                         600 MADISON AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 371-8008


                                  May 30, 2003
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



CUSIP NO.         460588106
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1        NAME OF REPORTING PERSON:  Ravi Sutaria


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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ] (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS                    OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                              USA
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                                    7. SOLE VOTING POWER
NUMBER OF
COMMON STOCK                                1,537,794 (1)
BENEFICIALLY                       ___________________________________
OWNED BY                            8.      SHARED VOTING POWER
EACH REPORT-
ING PERSON                         ___________________________________
WITH                                9.      SOLE DISPOSITIVE POWER

                                           1,537,794
                                   -----------------------------------
                                    10. SHARED DISPOSITIVE POWER

                                    -----------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,537,794
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN COMMON STOCK                    [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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                                                         10.5% (2)
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14       TYPE OF REPORTING PERSON
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                                                         IN
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----------

(1) The Reporting Person also owns 512,598 shares of the Issuer's Series K Convertible Preferred stock ("Series K Stock") acquired in connection with a Capital Stock Exchange Agreement dated November 25, 2002 (the "Agreement") pursuant to which all of the outstanding common stock of Interpharm, Inc. was exchange for $.01 par value per share common stock (the "Common Stock") and Series K Stock of Atec Group, Inc. ("Atec"). A closing pursuant to the Agreement was held on May 30, 2003 and Atec changed its name to Interpharm Holdings, Inc. (collectively, the "Issuer"). The Series K Stock is not convertible for at least one year following the closing and if converted, the underlying Common Stock will be issued over a period of seven years. Each share of Series K Stock is entitled to one vote, voting as a class with the holders of the Issuer's Common Stock. SEE Item # 4 herein for a further description of the Series K Stock.

(2) The calculation of the foregoing percentage is based on 14,687,506 shares of the Issuer's Common Stock outstanding as of May 30, 2003.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D statement (the "Statement") relates is the Common Stock of the Issuer. The Issuer is a Delaware Corporation and its principal executive offices are located at 75 Adams Avenue, Hauppauge, New York, 11788.

         This Statement relates to securities issued in connection with a the Agreement by and among the Issuer, Interpharm, Inc. (a New York Corporation and current subsidiary of the Issuer), and Raj Sutaria, Mona Rametra, Ravi Sutaria, and Perry Sutaria (the "Individuals"), pursuant to which the Issuer purchased all of the capital stock of Interpharm, Inc. (the "Transaction").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Ravi Sutaria, hereafter sometimes referred to as the "Reporting Person."

         (b) & (c) The Reporting Person is the nephew of the Chairman and Chief Executive Officer of the Issuer, Dr. Maganial K. Sutaria, and the son of the President of the Issuer, Bhupatlal K. Sutaria.

         (d) & (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

         (f) The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting person received the Common Stock reported in this Statement in connection with the Agreement in exchange for shares of Interpharm, Inc. common stock. The Reporting Person did not acquire beneficial ownership of any of the Common Stock with borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the Transaction was for the Issuer to acquire Interpharm, Inc. The Issuer acquired the Individuals' common stock of Interpharm, Inc. in exchange for a percentage of the Issuers' Common Stock and the Issuer's Series K Stock. The Reporting Person acquired the Common Stock for investment purposes only. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of the

Issuer's Common Stock or other securities in the open market or in privately-negotiated transactions; or (iv) hedging transactions (other than short sales) with respect to the Common Stock. The Reporting Person has not as yet determined which courses of action specified in this paragraph he may ultimately take. The Reporting Person's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and the Reporting Person's portfolio.

         The Reporting Person acquired the Series K Stock in connection with the Agreement pursuant to which all of the outstanding common stock of Interpharm, Inc. was exchange for Common Stock and Series K Stock of the Issuer. The Series K Stock is not convertible for at least one year following May 30, 2003, and if converted, the underlying Common Stock will be issued over a period of seven years.

         The relative rights, preferences and limitations of the Series K Stock, $.01 par value per share, is governed by the Certificate of Designations, Preferences and Rights of the Series K Stock. Each share of Series K Stock is entitled to one vote, voting as a class with the holders of the Common Stock. It is entitled to receive dividends to the same extent and in the same amounts as the Common Stock. So long as any shares of the Series K Stock remain outstanding, the Issuer may not create any new series or class of common stock having preferences prior to, or in parity with or superior to the Series K Stock as to voting or liquidation preferences.

         The Series K Stock will be convertible into Common Stock, no sooner than one year after May 30, 2003, upon the happening of any of the following events (the "Triggering Events"): The Issuer is (i) deemed by AMEX to be in compliance with applicable listing standards; (ii) deemed by another exchange to be in compliance with its applicable listing standards in the event the Issuer's securities are listed on such exchange; or (iii) the Issuer is no longer listed on AMEX, the Nasdaq National Market or SmallCap Market, or the New York Stock Exchange.

         Upon the occurrence of any of the above Triggering Events, the shares of Series K Stock will become convertible into Common Stock. The aggregate number of the shares of common stock to be issued upon the full conversion of all of the Series K Stock is equal to the difference of (a) four times (i) the difference of (i) the number of shares of Common Stock issued and outstanding immediately prior to the closing of the date of the Triggering Event and the number of shares of Common Stock that are issuable upon the full conversion of any outstanding shares of Series A, B, C and J preferred stock on the date of the Triggering Event, (ii) less the number of shares of Common Stock issued after the date of the closing pursuant to obligation which arose after May 30, 2003, and (iii) less the number of shares of Common Stock issued to the Individuals pursuant to the Agreement, and (b) the number of shares of Common Stock issued to the Individuals pursuant to the Agreement. The net effect of the conversion feature, together with the Common Stock to be issued at the closing pursuant to the Agreement, is to issue to the Individuals the Common Stock equal to approximately 80% of the total number of Common Stock outstanding as of the date of the Triggering Event, after giving effect to the conversion, less shares of Common Stock which may be issued between the date of the closing under the Agreement and the date of the Triggering Event arising out of obligations which arose after the date of closing.

         Beginning on the date of the Trigger Event and on each anniversary date thereof, one-seventh of the total number of shares of Series K Stock will automatically convert into the Common Stock until all of the Series K Stock has been converted, provided, however, if at any time after the date of the Triggering Event, the holders of the Series K Stock own less than 51% of the Common Stock, then the holders may convert such number of Series K Stock as will be necessary such that the holder will own 51% of the outstanding Common Stock.

         Except as set forth above, the Reporting Person has no present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (j) any action similar to those enumerated above.

         The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) See Rows 11 (Aggregate Amount Beneficially Owned By Each Reporting Person) and 13 (Percent of Class Represented By The Amount In Row 11) of the Cover Page.

(b) See Rows 7 (Sole Voting Power) and 9 (Sole Dispositive Power) of the Cover Page. The Reporting Person has the power to vote to dispose or to direct the disposition of the Common Stock reported by him in Item 5(a).


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


(c) The Reporting Person has not effected any transaction in the Common Stock within the past sixty days.

(d) To the best knowledge of the Reporting Person, no person other that the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Common Stock reported in Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Agreement, the Reporting person also exchanged his shares of Interpharm, Inc.'s common stock for a percentage of the Series K Stock, as described more fully in Item 4 herein. Also the Reporting Person received an option to purchase additional shares of Common Stock pursuant to an employment agreement as set forth in Item 4 herein. The Reporting Person does not have any other contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock or the Series K Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 9, 2003

                                                   /s/ RAVI SUTARIA
                                                   ----------------
                                                   Ravi Sutaria